No matching criteria

BEST WATER TECHNOLOGY

02 MAY -2 AM 8:29

www.bwt-group.com

BWT-Aktiengesellschaft
A-5310 Mondsee/Austria,
Walter-Simmer-Straße 4
Telefon +43/6232/5011-0, Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
U.S.A.

Rule 12g3-2(b) File No. 82-5222

02028794

SUPPL

Mondsee, 29 April 2002

BWT AG 82-5221
Rule 12g3-2(b) File No. ~~82-5222~~

The enclosed press release and shareholder information are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours sincerely,

Gerhard Speigner
CFO

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Enclosure

BWT
BEST WATER TECHNOLOGY

Rule 12g 3-2 (b) File No. 82-5222

26th April 2002

02 MAY -2 AM 8:29

SHAREHOLDER INFORMATION
for the balance sheet presentation 2001

- **Group turnover 2001 grew by 5.1% to Eur419.5 million**
- **EBIT grew by 3.8% to Eur26.1 million despite restructuring costs of Eur6 million**
- **Successful takeover bid for Christ shares – BWT now owns 99.16%**
- **Dividend proposal: Eur0.22 per share**

The water technology market is known as the growth market of the 21st century. The growing world population and the problems of urbanisation, ecological destruction and food shortages arising from this, move the real value of water technology into the field of vision of the media and politicians. Economically and ecologically optimised products and processes, which reduce the use of chemicals or obviate it altogether, and water and energy saving resource efficient treatment technologies, have over-proportional growth opportunities. The general concentration process in the field of water treatment is gaining in dynamism. International organisations have also recognised the growth opportunities in the water market and are developing investment strategies. Demand for water treatment technology is growing by 4% to 8%, depending on the region. The countries newly joining the EU, Asia, globally active industrial companies and domestic water technology (safety and hygiene through limescale and rust protection in drinking water technology) rate among particular growth markets in Europe.

BUSINESS DEVELOPMENT 2001

At BWT – Best Water Technology – 2001 saw the foundations for the dynamic internationalisation of the three business divisions AET – Aqua Ecolife -, AST – Aqua Systems Technologies and FCMT – Fuel Cell Membrane Technologies, being build for the coming years.

Turnover: Eur419.5 million (+5.1% compared with the previous year)

The BWT group turnover was increased during the year 2001, despite signs of recession, and rose by 5.1% from Eur399.0 million to Eur419.5 million. The business division Aqua Ecolife Technologies grew turnover by +11%, from Eur221.9 million to Eur246.4 million.

The business division Aqua Systems Technologies suffered from weakness in the semiconductor industry and recorded a slight decrease of -2.8% from Eur176.7 million to Eur171.8 million. In the area of Fuel Cell Membranes, which are developed and sold by the BWT subsidiary FuMA-Tech which makes high quality special membranes for use in fuel cells, turnover tripled from Eur0.4 million to Eur1.3 million.

Business Division (net)	**2001**	**2000**	**+ %**
Aqua Ecolife Technologies (AET)	246.4	221.9	+11.0%
Aqua Systems Technologies (AST)	171.8	176.7	-2.8%
Fuel Cell Membrane Technologies (FCMT)	1.3	0.4	+271.7%
Total	**419.5**	**399.0**	**+5.1%**

A-5310 Mondsee, Walter-Simmer-Straße 4, Tel. +43/(0)6232/5011-0, Fax +43/(0)6232/5011-1196, E-Mail: marketing@bwt.at

BWT
BEST WATER TECHNOLOGY

SHAREHOLDER INFORMATION
for the balance sheet presentation 2001

The internationalisation of BWT Group was successfully continued in 2001. While BWT companies in Austria suffered a slight turnover setback of -2.2% from Eur86.9 million to Eur85.0 million, sales of companies situated in the EU area grew by +4.8% from Eur170 million to Eur178.1 million and at companies located outside Europe, sales grew by +10% from Eur142.2 million to Eur156.4 million.

Order book as of 31.12.: Eur115.1 million (+20.5% compared with the previous year)

The order book as of 31.12.2001 gives cause for an optimistic outlook into the new business year: at a value of Eur115.1 million, the order book was up by +20.5% compared to the previous year's value.

EBIT at Eur26.1 million (+3.8% compared with the previous year) Earnings after minorities at Eur15.2 million (-1.3% compared with the previous year)

Earnings development in the year 2001 was characterised by the one-off restructuring costs in the 4th quarter, following the successful takeover bid of BWT AG for 49% of the shares of Christ AG which are quoted on the Zurich stock exchange. We invested a total of Eur6 million into the closure of two locations in Germany, the restructuring of the UK activities and Christ Swimming Pool Technology – despite this, EBIT grew by +3.8% from Eur25.2 million in the year 2000 to Eur26.1 million. Higher interest charges following the financing costs of the Christ takeover led to a decrease in profit before taxes of Eur21.4 million, down -3.5% compared with the previous year's value of Eur22.2 million. Earnings after taxes, at Eur15.8 million, were -4.4% below the previous year's value. Earnings after minorities, at Eur15.2 million, were -1.3% below the value of the previous year.

Earnings per share decreased from Eur0.93 in the year 2000 by -3.2% to Eur0.90.

EBIT developed as follows:

Business Division	**2001**	**2000**	**+ %**
Aqua Ecolife Technologies (AET)	22.9	24.6	-7.0%
Aqua Systems Technologies (AST)	5.6	2.9	+96.5%
Fuel Cell Membrane Technologies (FCMT)	-2.5	-2.6	-4.5%
Aqua Finance (AFI)	0.1	0.3	-67.9%
Total	**26.1**	**25.2**	**+3.8%**

At the forthcoming Annual General Meeting, management will propose an unchanged dividend of Eur0.22 per share, equal to that of the previous year, so that a total of Eur3,703,342.50, representing 24.4% of group earnings, will be distributed.

BWT
BEST WATER TECHNOLOGY

SHAREHOLDER INFORMATION
for the balance sheet presentation 2001

Cash flow from result increased by +13.11% to Eur28.8 million
Equity increased by 13.6% to Eur111.2 million

Cash flow from result grew from Eur25.4 million by 13.1% to Eur28.8 million. The public takeover offer for Christ AG was reflected in cash flow from investment activities, which amounted to -Eur30.6 million (previous year –Eur39.8 million).

Equity increased by 13.6% to Eur111.2 million in the year 2001 and therefore represented 29.1% of the balance sheet total (previous year: 28.3%). Overall, the balance sheet total rose by 10.5% to Eur381.8 million.

Increased investment in Christ amounts to Eur38 million
Investment in fixed assets: Eur15.1 million (previous year: Eur17.6 million)
Eur14.9 million in intangible and tangible assets

We spent ca. Eur32 million on the almost complete takeover of Christ AG during the year 2001, which was immediately followed by restructuring measures costing a further Eur6 million.
BWT Group invested Eur15.1 million in fixed assets during the year 2001 (previous year: Eur17.6 million). The biggest single investment related to the purchase of a plot of land near the Christ headquarters in Aesch, Basle, at Eur2.6 million. It will be used as a capacity reserve and for operations optimisation. A further Eur2 million were invested in the expansion of the Christ Technology Centre in Aesch and the modernisation of the electronic data processing equipment.

Number of employees unchanged at 2,511 persons as of 31.12.

The BWT Group had a total of 2,511 employees at the balance sheet date, so that the total number of employees remained unchanged compared with the previous year. In Austria and France, the number of employees was increased, but this was balanced by decreases in Germany, the UK and Switzerland.

The business division Aqua Ecolife Technologies had a total of 1,736 employees (previous year: 1,553), Aqua Systems Technologies employed 760 persons (previous year: 945) and Fuel Cell Membrane Technologies now employs 15 persons (previous year: 12).

Research and Development costs increased again: Eur11.3 million

The BWT Group has increased its commitment to basic technologies research and product and process development and continues to increase spending by +10.8% to Eur11.3 million.

The priorities of BWT's research laboratories continued to be developments which either reduce or obviate the need to use chemicals in the water treatment process. This includes membrane technologies, EDI and ozone processes. With our considerable commitment, we worked on the further development of the Proton Exchange Membrane for fuel cells and further future-orientated cooperations were consolidated.

BWT
BEST WATER TECHNOLOGY

SHAREHOLDER INFORMATION
for the balance sheet presentation 2001

CALFI – the new standard in water treatment for health-conscious households

One example for the efficiency of BWT developments is the limescale filter "Calfi", which was recently introduced in the market. It offers protective filtering and limescale protection up to a hardness grade of 18 dH, is compact and ensures that water pipes no longer have calcium deposits on their insides, which provides a breeding ground for dangerous bacteria and virus in drinking water.

Growth through innovation is one of the most important pillars of the BWT Growth Strategy, with which BWT Group is expected to develop from the leading European Water Treatment Specialist into a leading international company.

Outlook

Following the successful restructuring of the Group, management expects earnings growth of ca. 60% to Eur24 million for the coming business year 2002. This will be achieved due to non-applicability of one-off costs, the increased use of synergies – move of overall responsibility for Aqua Systems Technologies to Christ, better use of the distribution network, strengthening of the central group purchasing function, and increased order book. Turnover is likely to grow moderately by 5.8% to Eur444 million, given the special situation in the semiconductor industry.

The complete annual report is available online: www.bwt.at

For further information, please contact:

BWT Aktiengesellschaft
Walter-Simmer-Straße 4, A-5310 Mondsee
Telephone +43/6232/5011-0, Fax +43/6232/4058
E-Mail office@bwt.at • www.bwt.at

BWT
BEST WATER TECHNOLOGY

BWT Group

Consolidated Data

		2001	2000	+ / - %
Consolidated turnover	Eur million	419.5	399.0	5.1
Operating profit before depreciation (EBITDA)	Eur million	39.6	37.4	6.1
Operating profit (EBIT)	Eur million	26.1	25.2	3.8
Earnings before tax (EGT)	Eur million	21.4	22.2	-3.5
Earnings after tax	Eur million	15.8	16.5	-4.4
Group profit after minorities	Eur million	15.2	15.4	-1.3
Earnings per share	Eur	0.90	0.93	-3.2
Dividend per share (proposal for 2001)	Eur	0.22	0.22	0.0
Balance sheet total	Eur million	381.8	345.5	10.5
Equity	Eur million	111.2	97.9	13.6
Equity as a proportion of the balance sheet	%	29.1	28.3	
Cash flow from result	Eur million	28.8	25.4	13.1
Investment (intangibles/tangibles)	Eur million	14.9	16.7	-10.9
Order book as of 31.12.	Eur million	115.1	95.5	20.5
Employees as of 31.12.	Persons	2,511	2,510	0.0

BWT
BEST WATER TECHNOLOGY

26th April 2002

PRESS RELEASE
for the balance sheet presentation 2001

- **Group turnover 2001 grew by 5.1% to Eur419.5 million**
- **EBIT grew by 3.8% to Eur26.1 million despite restructuring costs of Eur6 million**
- **Successful takeover bid for Christ shares – BWT now owns 99.16%**
- **Dividend proposal: Eur0.22 per share**

The water technology market is known as the growth market of the 21st century. The growing world population and the problems of urbanisation, ecological destruction and food shortages arising from this, move the real value of water technology into the field of vision of the media and politicians. Economically and ecologically optimised products and processes, which reduce the use of chemicals or obviate it altogether, and water and energy saving resource efficient treatment technologies, have over-proportional growth opportunities. The general concentration process in the field of water treatment is gaining in dynamism. International organisations have also recognised the growth opportunities in the water market and are developing investment strategies. Demand for water treatment technology is growing by 4% to 8%, depending on the region. The countries newly joining the EU, Asia, globally active industrial companies and domestic water technology (safety and hygiene through limescale and rust protection in drinking water technology) rate among particular growth markets in Europe.

BUSINESS DEVELOPMENT 2001

At BWT – Best Water Technology – 2001 saw the foundations for the dynamic internationalisation of the three business divisions AET – Aqua Ecolife -, AST – Aqua Systems Technologies and FCMT – Fuel Cell Membrane Technologies, being build for the coming years.

Turnover: Eur419.5 million (+5.1% compared with the previous year)

The BWT group turnover was increased during the year 2001, despite signs of recession, and rose by 5.1% from Eur399.0 million to Eur419.5 million. The business division Aqua Ecolife Technologies grew turnover by +11%, from Eur221.9 million to Eur246.4 million.

The business division Aqua Systems Technologies suffered from weakness in the semiconductor industry and recorded a slight decrease of -2.8% from Eur176.7 million to Eur171.8 million. In the area of Fuel Cell Membranes, which are developed and sold by the BWT subsidiary FuMA-Tech which makes high quality special membranes for use in fuel cells, turnover tripled from Eur0.4 million to Eur1.3 million.

Business Division (net)	**2001**	**2000**	**+ %**
Aqua Ecolife Technologies (AET)	246.4	221.9	+11.0%
Aqua Systems Technologies (AST)	171.8	176.7	-2.8%
Fuel Cell Membrane Technologies (FCMT)	1.3	0.4	+271.7%
Total	**419.5**	**399.0**	**+5.1%**

A-5310 Mondsee, Walter-Simmer-Straße 4, Tel. +43/(0)6232/5011-0, Fax +43/(0)6232/5011-1196, E-Mail: marketing@bwt.at
Internet: www.bwt.at, www.aqatotal.com, www.bwtfresh.at, www.bwt-group.com

BWT
BEST WATER TECHNOLOGY

PRESS RELEASE
for the balance sheet presentation 2001

The internationalisation of BWT Group was successfully continued in 2001. While BWT companies in Austria suffered a slight turnover setback of -2.2% from Eur86.9 million to Eur85.0 million, sales of companies situated in the EU area grew by +4.8% from Eur170 million to Eur178.1 million and at companies located outside Europe, sales grew by +10% from Eur142.2 million to Eur156.4 million.

Order book as of 31.12.: Eur115.1 million (+20.5% compared with the previous year)

The order book as of 31.12.2001 gives cause for an optimistic outlook into the new business year: at a value of Eur115.1 million, the order book was up by +20.5% compared to the previous year's value.

EBIT at Eur26.1 million (+3.8% compared with the previous year) Earnings after minorities at Eur15.2 million (-1.3% compared with the previous year)

Earnings development in the year 2001 was characterised by the one-off restructuring costs in the 4th quarter, following the successful takeover bid of BWT AG for 49% of the shares of Christ AG which are quoted on the Zurich stock exchange. We invested a total of Eur6 million into the closure of two locations in Germany, the restructuring of the UK activities and Christ Swimming Pool Technology – despite this, EBIT grew by +3.8% from Eur25.2 million in the year 2000 to Eur26.1 million. Higher interest charges following the financing costs of the Christ takeover led to a decrease in profit before taxes of Eur21.4 million, down -3.5% compared with the previous year's value of Eur22.2 million. Earnings after taxes, at Eur15.8 million, were -4.4% below the previous year's value. Earnings after minorities, at Eur15.2 million, were -1.3% below the value of the previous year.

Earnings per share decreased from Eur0.93 in the year 2000 by -3.2% to Eur0.90.

EBIT developed as follows:

Business Division	2001	2000	+ %
Aqua Ecolife Technologies (AET)	22.9	24.6	-7.0%
Aqua Systems Technologies (AST)	5.6	2.9	+96.5%
Fuel Cell Membrane Technologies (FCMT)	-2.5	-2.6	-4.5%
Aqua Finance (AFI)	0.1	0.3	-67.9%
Total	**26.1**	**25.2**	**+3.8%**

At the forthcoming Annual General Meeting, management will propose an unchanged dividend of Eur0.22 per share, equal to that of the previous year, so that a total of Eur3,703,342.50, representing 24.4% of group earnings, will be distributed.

BWT
BEST WATER TECHNOLOGY

PRESS RELEASE
for the balance sheet presentation 2001

Cash flow from result increased by +13.11% to Eur28.8 million
Equity increased by 13.6% to Eur111.2 million

Cash flow from result grew from Eur25.4 million by 13.1% to Eur28.8 million. The public takeover offer for Christ AG was reflected in cash flow from investment activities, which amounted to -Eur30.6 million (previous year –Eur39.8 million).

Equity increased by 13.6% to Eur111.2 million in the year 2001 and therefore represented 29.1% of the balance sheet total (previous year: 28.3%). Overall, the balance sheet total rose by 10.5% to Eur381.8 million.

Increased investment in Christ amounts to Eur38 million
Investment in fixed assets: Eur15.1 million (previous year: Eur17.6 million)
Eur14.9 million in intangible and tangible assets

We spent ca. Eur32 million on the almost complete takeover of Christ AG during the year 2001, which was immediately followed by restructuring measures costing a further Eur6 million.
BWT Group invested Eur15.1 million in fixed assets during the year 2001 (previous year: Eur17.6 million). The biggest single investment related to the purchase of a plot of land near the Christ headquarters in Aesch, Basle, at Eur2.6 million. It will be used as a capacity reserve and for operations optimisation. A further Eur2 million were invested in the expansion of the Christ Technology Centre in Aesch and the modernisation of the electronic data processing equipment.

Number of employees unchanged at 2,511 persons as of 31.12.

The BWT Group had a total of 2,511 employees at the balance sheet date, so that the total number of employees remained unchanged compared with the previous year. In Austria and France, the number of employees was increased, but this was balanced by decreases in Germany, the UK and Switzerland.

The business division Aqua Ecolife Technologies had a total of 1,736 employees (previous year: 1,553), Aqua Systems Technologies employed 760 persons (previous year: 945) and Fuel Cell Membrane Technologies now employs 15 persons (previous year: 12).

Research and Development costs increased again: Eur11.3 million

The BWT Group has increased its commitment to basic technologies research and product and process development and continues to increase spending by +10.8% to Eur11.3 million.

The priorities of BWT's research laboratories continued to be developments which either reduce or obviate the need to use chemicals in the water treatment process. This includes membrane technologies, EDI and ozone processes. With our considerable commitment, we worked on the further development of the Proton Exchange Membrane for fuel cells and further future-orientated cooperations were consolidated.

A-5310 Mondsee, Walter-Simmer-Straße 4, Tel. +43/(0)6232/5011-0, Fax +43/(0)6232/5011-1196, E-Mail: marketing@bwt.at
Internet: www.bwt.at, www.aqatotal.com, www.bwtfresh.at, www.bwt-group.com

PRESS RELEASE
for the balance sheet presentation 2001

CALFI – the new standard in water treatment for health-conscious households

One example for the efficiency of BWT developments is the limescale filter "Calfi", which was recently introduced in the market. It offers protective filtering and limescale protection up to a hardness grade of 18 dH, is compact and ensures that water pipes no longer have calcium deposits on their insides, which provides a breeding ground for dangerous bacteria and virus in drinking water.

Growth through innovation is one of the most important pillars of the BWT Growth Strategy, with which BWT Group is expected to develop from the leading European Water Treatment Specialist into a leading international company.

Outlook

Following the successful restructuring of the Group, management expects earnings growth of ca. 60% to Eur24 million for the coming business year 2002. This will be achieved due to non-applicability of one-off costs, the increased use of synergies – move of overall responsibility for Aqua Systems Technologies to Christ, better use of the distribution network, strengthening of the central group purchasing function, and increased order book. Turnover is likely to grow moderately by 5.8% to Eur444 million, given the special situation in the semiconductor industry.

The complete annual report is available online: www.bwt.at

For further information, please contact:

BWT Aktiengesellschaft
Walter-Simmer-Straße 4, A-5310 Mondsee
Telephone +43/6232/5011-0, Fax +43/6232/4058
E-Mail office@bwt.at • www.bwt.at

BEST WATER TECHNOLOGY

BWT Group

Consolidated Data

		2001	2000	+ / - %
Consolidated turnover	Eur million	419.5	399.0	5.1
Operating profit before depreciation (EBITDA)	Eur million	39.6	37.4	6.1
Operating profit (EBIT)	Eur million	26.1	25.2	3.8
Earnings before tax (EGT)	Eur million	21.4	22.2	-3.5
Earnings after tax	Eur million	15.8	16.5	-4.4
Group profit after minorities	Eur million	15.2	15.4	-1.3
Earnings per share	Eur	0.90	0.93	-3.2
Dividend per share (proposal for 2001)	Eur	0.22	0.22	0.0
Balance sheet total	Eur million	381.8	345.5	10.5
Equity	Eur million	111.2	97.9	13.6
Equity as a proportion of the balance sheet	%	29.1	28.3	
Cash flow from result	Eur million	28.8	25.4	13.1
Investment (intangibles/tangibles)	Eur million	14.9	16.7	-10.9
Order book as of 31.12.	Eur million	115.1	95.5	20.5
Employees as of 31.12.	Persons	2,511	2,510	0.0

A-5310 Mondsee, Walter-Simmer-Straße 4, Tel. +43/(0)6232/5011-0, Fax +43/(0)6232/5011-1196, E-Mail: marketing@bwt.at
Internet: www.bwt.at, www.aqatotal.com, www.bwtfresh.at, www.bwt-group.com